Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Great Western Bancorp, Inc. and related Prospectus of Great Western Bancorp, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, subscription rights, warrants, units and to the incorporation by reference therein of our reports dated November 28, 2017, with respect to the consolidated financial statements of Great Western Bancorp, Inc. and the effectiveness of internal control over financial reporting of Great Western Bancorp, Inc., included in its Annual Report on Form 10-K for the year ended September 30, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis MN
August 7, 2018